Exhibit 21.1

Subsidiaries of County Bancorp, Inc.

Exact Name of Subsidiaries of Registrant as Specified in their Charter	State or Other Jurisdiction of Incorporation or Organization
Investors Community Bank	Wisconsin

County Bancorp Statutory Trust II	Delaware

County Bancorp Statutory Trust III	Delaware
Fox Valley River Trust I	Delaware

Investors Insurance Services, LLC (subsidiary of Investors Community Bank)	Wisconsin

ABS 1, LLC (subsidiary of Investors Community Bank)	Wisconsin

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